UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

June 2007 Up 13.7% Year over Year

Mexico City, July 5, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2007 increased by 13.7% when compared to June 2006.

All figures in this announcement reflect comparisons between June 1 through June 30 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2006	June 2007	% Change
Cancún	208,098	279,621	34.4
Cozumel	5,878	6,499	10.6
Huatulco	25,100	27,629	10.1
Merida	61,995	83,855	35.3
Minatitlán	14,661	16,363	11.6
Oaxaca	31,717	33,980	7.1
Tapachula	14,131	14,776	4.6
Veracruz	53,388	74,094	38.8
Villahermosa	53,505	66,159	23.7
Total Domestic	468,473	602,976	28.7

International
Airport	June 2006	June 2007	% Change
Cancún	683,388	711,474	4.1
Cozumel	40,653	48,685	19.8
Huatulco	3,160	2,908	(8.0)
Merida	11,716	10,071	(14.0)
Minatitlán	333	456	36.9
Oaxaca	5,425	3,397	(37.4)
Tapachula	321	369	15.0
Veracruz	5,429	5,434	0.1
Villahermosa	3,691	3,903	5.7
Total International	754,116	786,697	4.3

Total
Airport	June 2006	June 2007	% Change
Cancún	891,486	991,095	11.2
Cozumel	46,531	55,184	18.6
Huatulco	28,260	30,537	8.1
Merida	73,711	93,926	27.4
Minatitlán	14,994	16,819	12.2
Oaxaca	37,142	37,377	0.6
Tapachula	14,452	15,145	4.8
Veracruz	58,817	79,528	35.2
Villahermosa	57,196	70,062	22.5
ASUR Total	1,222,589	1,389,673	13.7

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in June 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in June 2006 as a teachers’ strike which grew into more widespread unrest against the Oaxaca state government. The US State Department maintains an advisory regarding travel to Oaxaca but notes no events in the region since the start of 2007. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as June be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 9, 2007